[ROPES & GRAY LLP LETTERHEAD]

March 23, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Attention:  Mr. James O’Connor and Ms. Christina DiAngelo

Re:

Registration Statement on Form N-14 of HighMark Funds filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2009 (File No. 333-157498)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided orally by Ms. Christina DiAngelo of the Commission staff on March 4, 2009 and March 11, 2009 and by Mr. James O’Connor of the Commission staff on March 18, 2009, regarding the Registration Statement of HighMark Funds (“HighMark”) on Form N-14 (the “Registration Statement”) relating to the proposed acquisition of the assets and identified liabilities of (i) North Track Dow Jones U.S. Health Care 100 Plus Fund, a series of North Track Funds Inc. (“North Track”), by HighMark Large Cap Growth Fund in exchange for Class A, Class B and Class C shares of HighMark Large Cap Growth Fund, (ii) North Track Dow Jones U.S. Financial 100 Plus Fund, a series of North Track, by HighMark Large Cap Value Fund in exchange for Class A, Class B and Class C shares of HighMark Large Cap Value Fund, (iii) North Track S&P 100 Index Fund, a series of North Track, by HighMark Value Momentum Fund in exchange for Class A, Class B and Class C shares of HighMark Value Momentum Fund and (iv) North Track Large Cap Equity Fund, a series of North Track, by HighMark Value Momentum Fund in exchange for Class A and Class C shares of HighMark Value Momentum Fund.  North Track Dow Jones U.S. Health Care 100 Plus Fund, North Track Dow Jones U.S. Financial 100 Plus Fund, North Track S&P 100 Index Fund and North Track Large Cap Equity Fund are the “Acquired Funds.”  HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund and HighMark Value Momentum  Fund are the “Acquiring Funds.”  For convenience of reference, Ms. DiAngelo’s and Mr. O’Connor’s comments have been summarized before each response.

1.

Comment:  Update references to the North Track Prospectus and Statement of Additional Information dated March 1, 2008 to the North Track Prospectus and Statement of Additional Information dated March 1, 2009 in the prospectus/proxy statement and statement of additional information.

Response:  The requested changes have been made.

2.

Comment:  Provide disclosure regarding expected portfolio repositioning in connection with the Reorganizations.  Disclose an estimate of portfolio transaction costs expected to be incurred in connection with the repositioning and an estimate of capital gains or losses shareholders would incur as a result the portfolio repositioning.

Response:  Disclosure relating to the foregoing is set forth on page 17 of the prospectus/proxy statement and is consistent with the model disclosure provided by Ms. DiAngelo on March 11, 2009.

3.

Comment:  Explain in your response letter the “certain exceptions” to the closing conditions of any Reorganization referenced on page 1 of the prospectus/proxy statement.

Response:  The closing of the Reorganizations is conditioned upon the stockholders of North Track Equity Income Fund, North Track Geneva Growth Fund, North Track NYSE Arca Tech 100 Index Fund and North Track Wisconsin Tax-Exempt Fund approving the reorganizations of such funds into HighMark Equity Income Fund, HighMark Geneva Growth Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund, respectively, except that if the board of trustees of HighMark Funds resolves in good faith to terminate the agreement and plan of reorganization with respect to North Track Wisconsin Tax-Exempt Fund, the closing of the Reorganizations will not be contingent on the stockholders of North Track Wisconsin Tax-Exempt Fund approving the reorganization of such fund into HighMark Wisconsin Tax-Exempt Fund.

4.

Comment:  Modify the language in the introductory paragraph to the fee tables in the prospectus/proxy statement to disclose that the fee tables are based on the most recent fiscal year end of the Acquired Funds.

Response:  The requested change has been made in the response to Question 3 on page 2 of the prospectus/proxy statement.

5.

Comment:  Consider whether any “acquired fund fees and expenses” need to be disclosed in the fee tables of the prospectus/proxy statement.

Response:  “Acquired fund fees and expenses” are not disclosed in the fee tables for the Acquired Funds or the Acquiring Funds because “acquired fund fees and expenses” for each Acquired Fund for the most recent fiscal year were less than 0.01% of the average net assets of such Acquired Fund and “acquired fund fees and expenses” for each Acquiring Fund for the most recent fiscal year were less than 0.01% of the average net assets of such Acquiring Fund.

6.

Comment:  Provide disclosure addressing the differences between the most recent audited gross expenses ratios in the financial statements and the gross expenses ratios in the N-14 fee tables.  Explain in your response letter the reasons for any differences between the most recent audited net expense ratios in the financial statements and the net expense ratios used in the N-14 fee tables that are not attributable to changes in contractual obligations or voluntary fee waivers.

Response:  Disclosure addressing the differences between the most recent audited gross expenses ratios in the financial statements and the gross expenses ratios in the N-14 fee tables has been added to the fee tables on pages 5 to 8 of the prospectus/proxy statement.  The reasons for the differences between the most recent audited net expense ratios in the financial statements and the net expense ratios used in the N-14 fee tables are as follows:

a) Class A and Class B Shares of HighMark Large Cap Growth Fund and Class A and Class B Shares of HighMark Value Momentum Fund: the most recent audited net expense ratio in the financial statements reflects a blended expense cap for the fiscal year ended July 31, 2008, while the net expense ratio used in the N-14 fee table reflects the current contractual expense cap.

b) Class A, Class B and Class C Shares of HighMark Large Cap Value Fund: the most recent audited net expense ratio in the financial statements includes a voluntary fee waiver, which is not set forth in the fee table.

c) Class C Shares of HighMark Value Momentum Fund: the net expense ratio used in the N-14 fee table has been restated due to a non-recurring adjustment.

d) Class A and Class C Shares of North Track Large Cap Equity Fund and Class B Shares of North Track Dow Jones U.S. Health Care 100 Plus Fund: the net expense ratio used in the N-14 fee table reflects the current contractual expense cap.

7.

Comment:  Disclose in the prospectus/proxy statement that the net expense ratios of the Class A shares of North Track S&P 100 Index Fund are lower than the net expense ratios of the Class A shares HighMark Value Momentum Fund after giving effect to voluntary fee waivers.

Response:  The requested change has been made in the response to Question 3 on page 3 of the prospectus/proxy statement.

8.

Comment:  Disclose in the prospectus/proxy statement any exclusions to the expense limitation agreement for the Acquired Funds, or if none, please so state in the response letter.

Response:  The expense limitation agreement in place for the Acquired Funds does not explicitly exclude any types of expenses from the expense limitation.

9.

Comment:  Consider whether the acquisition of the assets of the Acquired Funds will cause any basis point effect on the expense ratios of the Acquiring Funds assuming consummation of the Reorganizations, and if no effect, please so state in the response letter.

Response:  The acquisition of the assets of the Acquired Funds is not expected to have any effect on the expense ratios of the Acquiring Funds.

10.

Comment:  Disclose in the prospectus/proxy statement the differences in the contingent deferred sales charge schedules applicable to Class B shares of the Acquired Funds and Class B shares of the Acquiring Funds by showing the contingent deferred sales charge schedules for Class B shares of the Acquired Funds and the Acquiring Funds and adding narrative disclosure describing the differences between such schedules.

Response:  The requested changes have been made following the expense examples on page 11 of the prospectus/proxy statement.

11.

Comment: Review the numbers for the 10-year periods in the expense examples for the Class B shares of the Acquiring Funds in the prospectus/proxy statement.

Response: HighMark has reviewed the numbers and the appropriate changes have been made to the expense examples on pages 9 to 11 of the prospectus/proxy statement.

12.

Comment:  Add the following disclosure to each Pro Forma Combined Portfolio of Investments schedule: (i) the percentage of net assets of each classification of securities, (ii) more detail regarding repurchase agreements, (iii) notes to the Pro Forma Combined Portfolio of Investments schedule that reflect all applicable notes that would have been included in a portfolio of investments schedule in a shareholder report (such as, for example, identification of non-income producing securities and any securities on loan) and (iv) the language “See Notes to Pro Forma Financial Statements” at the end of the Pro Forma Combined Portfolio of Investments schedule.

Response: The requested disclosure has been added to the Pro Forma Combined Portfolio of Investments schedules in the statement of additional information.

13.

Comment:  Add a statement to each Pro Forma Combined Portfolio of Investments schedule that all of the securities of the applicable Acquired Fund would comply with the investment restrictions and compliance guidelines of the corresponding Acquiring Fund, if applicable, and if it is known that any securities plan to be sold, identify such securities in the Pro Forma Combined Portfolio of Investments schedule.

Response: The requested statement has been added to, and the appropriate securities have been identified in, each Pro Forma Combined Portfolio of Investments schedule in the statement of additional information.

14.

Comment:  Disclosure of the cost of investments should be added to the Pro Forma Combined Statement of Assets and Liabilities schedules.

Response: The requested disclosure has been added to the Pro Forma Combined Statement of Assets and Liabilities schedules in the statement of additional information.

15.

Comment:  Revise the pro forma adjustments column in the Pro Forma Combined Statement of Assets and Liabilities schedules so that the applicable Acquired Fund and corresponding Acquiring Fund information when combined equals the amount in the pro forma combined column.

Response: The requested change has been made in the Pro Forma Combined Statement of Assets and Liabilities schedules in the statement of additional information.

16.

Comment:  If there is a difference between the transfer agent fees charged to the Acquired Funds and the Acquiring Funds, add an adjustment reflecting this difference to the Pro Forma Combined Statement of Operations schedules.

Response: The transfer agent fees for the Acquired Funds and the Acquiring Funds have similar fee structures and therefore no adjustment has been made.

17.

Comment:  Add to the prospectus/proxy statement (i) narrative disclosure explaining that the aggregate distribution and shareholder service fees for Class A shares of the Acquiring Funds are higher than the aggregate distribution and shareholder service fees for Class A shares of the Acquired Funds and describing the differences in fees and (ii) a footnote to the “Other Expenses” line of the fee tables of the Acquired Funds describing that a shareholder service fee of up to 0.25% is included in Other Expenses.

Response: The requested changes have been made in the response to Question 3 on page 3 of the prospectus/proxy statement and in the fee tables on pages 5 to 8 of the prospectus/proxy statement.

18.

Comment:  Consider whether reclassification of fees is needed in the Pro Forma Combined Statement of Operations schedules to address the differences in distribution and shareholder service fees between the Acquired Funds and the Acquiring Funds.

Response: HighMark does not believe that reclassification is necessary to address the distribution and shareholder services fees charged to the Class A shares of the Acquired Funds and the Acquiring Funds because it is the understanding of HighMark that the entire distribution and service fee charged to Class A shares of the Acquired Funds is attributable to distribution fees.  A reclassification has been made with respect to distribution and shareholder service fees charged to the Class B shares of the Acquired Funds and the Acquiring Funds in the Pro Forma Combined Statement of Operations schedules in the statement of additional information.

19.

Comment:  If the Acquiring Funds included disclosure regarding FAS 157 in their most recent Annual Report, add this disclosure to the Notes to Pro Forma Financial Statements.

Response: The Acquiring Funds did not include disclosure regarding FAS 157 in their most recent Annual Report, so disclosure regarding FAS 157 has not been added to the Notes to Pro Forma Financial Statements.

20.

Comment:  Consider whether the use of the valuation policies and procedures of the Acquiring Funds to value the assets of the Acquired Funds in connection with the consummation of the Reorganizations is expected to result in a different valuation than what would be obtained using the valuation policies and procedures of the Acquired Funds.  If a different valuation would be obtained, please disclose any adjustments that would be required in the capitalization tables.

Response:  HighMark has compared the valuation policies and procedures of the Acquired Funds and the Acquiring Funds and run shadow pricing tests to determine whether the valuation policies and procedures produce different valuations. Based on the results of the foregoing, it is not expected that the use of the Acquiring Fund’s policies and procedures to value the assets of the Acquired Funds will result in a different valuation than what would be obtained using the valuation policies and procedures of the Acquired Funds.

21.

Comment:  Update the “Additional Shares Assumed Issued in Reorganization” column of the Notes to Pro Forma Financial Statements based on changes made, if any, in connection with Comment No. 15 above, to the Pro Forma Statement of Assets and Liabilities schedules.

Response: The requested change has been made in the Notes to Pro Forma Financial Statements on page S-53 of the statement of additional information.

22.

Comment:  Add a note to the Notes to Pro Forma Financial Statements disclosing the total estimated costs of the reorganizations and who is paying such costs.

Response: The requested note has been added to the Notes to Pro Forma Financial Statements on page S-54 of the statement of additional information.

23.

Comment:  Include an accounting estimates footnote in the Notes to Pro Forma Financial Statements.

Response: The requested footnote has been added to the Notes to Pro Forma Financial Statements on page S-54 of the statement of additional information.

24.

Comment:  Review the capitalization tables in the prospectus/proxy statement to confirm that they match the Pro Forma Statements of Assets and Liabilities schedules for the Acquiring Funds in the statement of additional information and provide capitalization tables dated as of July 31, 2008.

Response: HighMark has reviewed the capitalization tables and appropriate changes have been made to the capitalization tables on pages 44 to 47 of the prospectus/proxy statement.

25.

Comment:  Include Class F shares in the capitalization tables on pages 44 to 45 of the prospectus/proxy statement of the applicable Acquired Funds.

Response:  Class F shares have been added to the capitalization tables on pages 44 to 45 of the prospectus/proxy statement for North Track Dow Jones U.S. Health Care 100 Plus Fund and North Track Dow Jones U.S. Financial 100 Plus Fund.

26.

Comment:  Disclose the dollar amounts of the capital loss carry forwards of each Acquired Fund as of the most recent fiscal year end in the prospectus/proxy statement.

Response:  The requested disclosure has been added in the section titled “Federal Income Tax Consequences” on page 42 of the prospectus/proxy statement with respect to North Track Dow Jones U.S. Financial 100 Plus Fund and North Track Large Cap Equity Fund.  With respect to North Track Dow Jones U.S. Health Care 100 Plus Fund and North Track S&P 100 Index Fund, they did not have any capital loss carryforwards as of the most recent fiscal year end, and the Registration Statement reflects this fact.

27.

Comment:  Provide disclosure addressing whether the board of directors of North Track concluded that the performance of each Acquiring Fund was satisfactory.

Response:  The requested disclosure has been added to the section titled “Board of Directors’ Considerations” on page 29 of the prospectus/proxy statement.

In addition, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the Commission’s staff, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the review by the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Should you have any questions, please do not hesitate to call me at (415) 315-6385.  Thank you for your assistance.

Very truly yours,

/s/ Jessica Riley Hale

Jessica Riley Hale

cc:

Karen Seaman, HighMark Capital Management, Inc.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP